STEM SALES, INC.

801 West Bay Drive, Suite 418

Largo, FL  33770

January 20, 2015

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Stem Sales, Inc.

Pre-effective Amendment 6 to Registration Statement on Form S-1

Filed August 1, 2014

File No. 333-197814

Dear Mr. Schwall:

Below are Stem Sales, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated January 14, 2015.  On January 20, 2015, we transmitted via EDGAR the Company’s Seventh Amendment to Registration Statement on Form S-1.

Exhibit 10

1.

We note your response to prior comment 5, and reissue such comment in part. In that regard, we note that provision 3.iv.b. of your trust agreement refers to paragraphs (c)(2), (c)(3), and (c)(4) of Rule 2a-7 under the Investment Company Act. Please revise your trust agreement so that it refers to paragraph (d) of Rule 2a-7, as contemplated by paragraph (b)(2)(iv)(B) of Rule 419.

We have filed an amended Exhibit 10 to conform to the provisions cited in the comment.  The amended disclosure now reads as follows:

“Securities of any open-end investment company registered under the Investment Company Act of 1940 (15 U.S.C. 80a-1 et seq.) that holds itself out as a money market fund meeting the conditions of paragraph(d) (Rule 2a-7) under the Investment Company Act; or”

2.

We note your response to prior comment 7, and the revision to the trust agreement to indicate that deposited proceeds shall be in the form of checks, drafts or money orders payable to the order of “Underhill Securities Corp. fbo Stem Sales, Inc.” Please advise as to the meaning of “fbo” in this context. If such term means that funds will be held by Underhill Securities for the benefit of Stem Sales, please tell us how this complies with the requirement set forth in Rule 419(b)(2)(iii) that deposited proceeds shall be held for the sole benefit of the purchasers of the securities.

Please see the amended Exhibit 10.  We have deleted any reference to “fbo” or “fbo Stem Sales, Inc.  The language now reads as follows:

“Deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of Underhill Securities Corp. and should include Stem Sales, Inc. on the reference line.”

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert M. Snibbe, Jr

President